

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Mr. Edward C. White
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> **RE:** **Owens-Illinois, Inc**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **File No. 1-9576**
>
> **Owens-Illinois Group, Inc**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **File No. 033-13061-01**

Dear Mr. White:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief